RICHEMONT

02 NOV 13 AM 9:15

02060408

SUPPL

Via airmail

Securities and Exchange Commissio
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

8 November 2002

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 7 November 2002. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stefl

Alan Grieve

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

File no 82-4102

ANNONCE PERIODIQUE CONCERNANT <LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT AG

Informations concernant le négoce de Compagnie Financière Richemont AG dans ses propres “A“ units, conformément à la recommandation de la Commission des OPA du 6 septembre 2002:

Période concernée:	**du 25 octobre 2002 au 07 novembre 2002**
Nombre de “A” units achetées:	**0**
Nombre de “A” units vendues:	**0**
Nombre net de “A“ units acquises depuis le début du programme de rachat (commencé le 12 septembre 2002):	**0**
Nombre des “A“ units qui ont été (affectées)/repris à un programme d'intéressement des cadres orienté sur le long terme (net):	**0**
Position nette en “A“ units au 7 novembre 2002	**18'028'000**

Le programme de rachat porte sur un maximum de 6'500'000 “A“ units (soit un maximum de 1.13 % du capital et 0.62 % des droits de vote).

Date:	**le 08 novembre 2002**
Société:	Compagnie Financière Richemont AG
Personne:	Alan Grieve
Téléphone:	041 710 33 22

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT AG

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont AG in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 6. September 2002:

Periode:	**25. Oktober 2002 bis 07. November 2002**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**0**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (netto / Beginn 12. September 2002):	**0**
Anzahl "A" Units die einem langfristigen Exekutiv-Leistungsprogramm (zugewiesen)/zurückgenommen wurden (netto):	**0**
Nettobestand an eigenen "A" Units per 7. November 2002:	**18'028'000**

Das Rückkaufprogramm umfasst maximal 6'500'000 "A" Units (oder maximal 1.13 % des Aktienkapitals und 0.62 % der Stimmrechte).

Datum:	**08. November 2002**
Gesellschaft:	Compagnie Financière Richemont AG
Person:	Alan Grieve
Telefon:	041 710 33 22

RICHEMONT

02 NOV 18 AM 9:45

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

8 November 2002

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement announcing management changes at Cartier and Baume & Mercier which was released on 30 October 2002. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stifel

Alan Grieve

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

COMPAGNIE FINANCIÈRE RICHEMONT AG

File no 82-4102

RICHEMONT

Press release for immediate release

30 October 2002

Management changes at Cartier and Baume & Mercier

Mr Bernard Fornas has been appointed as Chief Executive of Cartier, Richemont's principal operating subsidiary. He replaces Mr Guy Leymarie, who has left the Group for personal reasons.

Mr Fornas joined Richemont nine years ago and is currently Chief Executive of Baume & Mercier. Prior to joining Baume & Mercier in 2001, he was Marketing Director of Cartier. Mr Fornas' role at Baume & Mercier will be taken over by Mr Michel Nieto, currently Marketing and Communications Director at Baume & Mercier.

Congratulating Mr Fornas on his appointment, Mr Johann Rupert, Executive Chairman of Richemont said:

"It is a pleasure to welcome Bernard back to Cartier.

Cartier is Richemont's leading *maison* and retains its commanding position as one of the world's foremost luxury goods businesses. With the launch of its new watches "Roadster" and "Divan", and its new jewellery collection "The Kiss of the Dragon", together with the continuing development of its boutique network, Cartier is extremely well positioned. I wish Bernard every success in his new role."

Richemont is a Swiss luxury goods group. The Group owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.